Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2010 and 2009

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our operating and financial review and prospects should be read in conjunction with our unaudited interim consolidated financial statements for the six month period ended June 30, 2010 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission, or SEC, on March 10, 2010. Certain statements in this discussion are forward-looking statements.

Overview

The sale of our wide-format printing business to Hewlett-Packard Company, or HP, and several of its subsidiaries, or the HP Transaction, was consummated on February 29, 2008, or the Closing Date.  The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, an amount of $0.5 million withheld in connection with the obligations of our former Belgian subsidiary NUR Europe that was sold to HP with respect to government grants, and $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, were to be distributed to us in two installments: $9.5 million was to be distributed eighteen months following the Closing Date and $5 million was to be distributed twenty-four months following the Closing Date.

In August 2009 we received two officer’s certificates from HP requesting the release of funds from the escrow account in the aggregate amounts of approximately $8.1 million and Euro 2.4 million. The claims included in the officer’s certificates mainly refer to payments HP made to the Israeli Office of the Chief Scientist, or OCS, in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non-compliance with different environmental and safety regulations.

On July 27, 2010 a settlement agreement between HP and us with respect to the release of funds deposited in the escrow account, or the Settlement Agreement, was executed. Under the terms of the Settlement Agreement HP received approximately $7.3 million of the escrow funds (plus accrued interest) while we received approximately $7.2 million of the escrow funds (plus accrued interest). HP also released to us the amount of $0.5 million which was withheld in connection with NUR Europe's obligations with respect to the government grants.

In addition, the parties to the Settlement Agreement agreed to waive any current and future claims against each other and further agreed that the Company will not be responsible for any future claims with respect to the HP Transaction and the assets acquired thereunder.

Following the execution of the Settlement Agreement we paid and expect to pay additional payments to former employees as bonuses and in connection with the repurchase of employee stock options, all as previously approved by our Board of Directors.

Our current plan of operation is to expand our investments in the renewable energy field and to identify and evaluate suitable business opportunities and strategic alternatives in other fields, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

In each of March and June 2010 we signed Engineering Procurement & Construction Contracts with an Italian contractor, for the design, supply, construction, assembly and commissioning of four photovoltaic plants of approximately 750KWp each, to be located in Italy, for an aggregate cost of approximately Euro 10.1 million. Additional ancillary expenses are expected to amount to approximately Euro 0.35 million. Following the commissioning of the four photovoltaic plants, it is intended that the contractor shall operate and maintain the photovoltaic power plants, for an annual fee, and an annual fee shall also be paid to the owners of the land under the land rights use agreements executed. The investment in these photovoltaic plants will represent approximately 15% of our assets at current valuations. We may consider making additional investments is this market in the future and are already in the process of due diligence activities with respect to two additional photovoltaic plants in Italy.

As noted above, the photovoltaic plants have not been commissioned yet. Moreover, our primary assets are still cash and cash equivalents. Therefore, the data presented in our interim consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

Results of Operations

Six Months Ended June 30, 2010 Compared with Six Months Ended June 30, 2009

Operating expenses. General and administrative expenses were approximately $1.3 million for the six months ended June 30, 2010, compared to approximately $0.9 million for the six months ended June 30, 2009. This increase was primarily due to due diligence related expenses and expenses relating to our photovoltaic operations in Italy.

Net income (loss) from discontinued operations. Net income from discontinued operations was approximately $7.2 million for the six months ended June 30, 2010, compared to approximately $0.3 million loss from discontinued operations in the six months ended June 30, 2009. The increase is attributable to the execution of the settlement agreement between HP and us and the release of funds deposited in the escrow account in the amount of approximately $7.2 million, net of expenses related to additional payments to former employees as bonuses and in connection with the repurchase of employee stock options and other income and expenses in connection with activities relating to liquidating our non operating subsidiaries.

Financial income. Financial income decreased to approximately $0.3 million in the six months ended June 30, 2010, compared to approximately $0.8 million in the six months ended June 30, 2009. This decrease was primarily due to a lower interest rate on investments in cash and cash equivalents short-term U.S. dollar-denominated deposits.

Taxes. Taxes on income were approximately $0.4 million in the six months ended June 30, 2010 and the six months ended June 30, 2009.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our interim consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 in our Annual Report on Form 20-F, filed with the SEC on March 10, 2010, are those that require management’s more significant judgments and estimates used in the preparation of our consolidated financial statements.

Liquidity and Capital Resources

As of September 06, 2010, we hold approximately $71 million in cash and cash equivalents.  Our current plan of operation is to expand our investments in the renewable energy field and to identify and evaluate suitable business opportunities and strategic alternatives in other fields, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

Although we now hold the consideration received from HP in connection with the sale of our business (other than portions used in connection with our investments in the photovoltaic market in Italy), we may need additional funds if we seek to acquire certain new businesses and operations. It is our intention to finance the majority of our investments in the photovoltaic market by obtaining financing from a financial institution. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing.

Following the sale of our business to HP at the end of February 2008 and until our recent investments in the Italian photovoltaic market, we only had nominal operations. As our recent aggregate investments in the Italian photovoltaic market in Italy will represent only approximately 15% of our assets at current valuations and as our primary assets are still cash and cash equivalents, our cash balance is sufficient for our present requirements.

We invest our excess cash in cash and cash equivalents that are highly liquid. At June 30, 2010 we had approximately $66.4 million of cash and cash equivalents compared with $75.2 million at June 30, 2009. The decrease in cash and cash equivalents is mainly attributable to the classification of an amount of $5.2 million, which is pledged to secure payments under documentary credit for the purchase of panels at June 30, 2010, to restricted cash and to other payments made in connection with our photovoltaic plants currently under construction.

Operating activities

In the six months ended June 30, 2010, we had a net income of $5.7 million. Net cash used in operating activities was approximately $1.3 million.

In the six months ended June 30, 2009, we had a net loss of $0.7 million. Net cash used in operating activities was approximately $1 million.

Even following our recent investments in the Italian photovoltaic market, our main asset remains the cash held in cash and cash equivalents. We currently conduct activities relating to administering and supervising the commissioning of the photovoltaic plants, attempting to locate business opportunities and strategic alternatives and activities relating to liquidating our non-operating subsidiaries. We cannot at this point predict whether following the consummation of one or more additional business transactions we will have sufficient working capital in order to fund our operations.

Investing activities

Net cash used in investing activities was approximately $6.5 million in the six months ended June 30, 2010 primarily due to payments related to our photovoltaic plants currently under construction and the investment in restricted cash to secure payments under documentary credit in connection with the purchase of solar modules for our photovoltaic plants.

Net cash provided by investing activities was approximately $49.6 million in the six months ended June 30, 2009 primarily due to proceeds from short-term deposits that were invested in cash equivalents.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2010 and the six months ended June 30, 2009 was $0 million.

As of June 30, 2010, our total current assets amounted to approximately $80.8 million, out of which $66.5 million was in cash and cash equivalents, approximately $5.2 million was in restricted cash and approximately $8 million was in discontinued operations (mainly in connections with amounts released by HP following the execution of the Settlement Agreement) while our total current liabilities amounted to approximately $4.3 million.

As of June 30, 2009, our total current assets amounted to approximately $77.2 million, out of which $75.5 million was in cash and cash equivalents, while our total current liabilities amounted to approximately $1.5 million.

The decrease in our cash balance is mainly attributable to our recent investments in the Italian photovoltaic market. The increase in our other current assets is due to additional proceeds from the HP Transaction released pursuant to the Settlement Agreement subsequent to June 30, 2010. The increase in our current liabilities is due to expenses to be paid subsequent to June 30, 2010 in connection with the HP Transaction such as employee compensation and other transaction related expenses and payments to an Italian local contractor in connection with the construction of the photovoltaic plants in Italy.

Disclosure about Market Risk

A majority of  our assets, other than those related to our investments in the Italian photovoltaic field, are cash, cash equivalents and short term bank deposits, invested mostly in U.S. dollar-denominated deposits with U.S. banks which we carefully monitor with respect to their exposure to the current financial market situation. In connection with such short term deposits, another market risk we currently face is the potential decline in the U.S. monetary interest rate that would impact our results of operations.

Risks relating our recent entry into the Italian photovoltaic market - “foreign currency exchange rate risk”

Our functional currency is the U.S. dollar, and most of our assets, which consist of cash and cash equivalents, are denominated in U.S. dollars. However, in light of our recent entry into the Italian photovoltaic market, part of our operations is influenced by the exchange rate between the U.S. dollar and the Euro. In order to attempt to limit and control such risks, we may consider entering into various hedging transactions.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 4.A. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 10, 2010, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.